UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 4, 2019, Powerbridge Technologies Co., Ltd. (the “Company”) consummated its initial public offering (“IPO”) of 1,750,000 Ordinary Shares, par value $0.00166667 per share (the “Ordinary Shares”). The Company completed its IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-229128), originally filed with the Securities and Exchange Commission on January 4, 2019 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on March 28, 2019 (the “Effective Date”). The shares were sold at a price of $5.00 per share, generating gross proceeds to the Company of approximately $8,750,000 million. Immediately following the consummation of the IPO, there were an aggregate of 8,655,248 Ordinary Shares issued and outstanding. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “PBTS.”

In connection with the effectiveness of the Registration Statement and the closing of the IPO, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Registration Statement:

●	Underwriting Agreement, dated April 1, 2019, (the “Underwriting Agreement”) among the Company, Maxim Group LLC (“Maxim”), and The Benchmark Company, LLC (“Benchmark,” together with Maxim, the “Underwriters”);

●	Warrant, dated April 4, 2019, between the Company and the Underwriters, pursuant to which the Underwriters may purchase up to 122,500 Ordinary Shares at an exercise price of $5.50 per share; and

●	Lock Up Agreements, dated March 1, 2019, between the Company and the persons indicated in the Underwriting Agreement.

In connection with the IPO, the Company issued a press release announcing the closing of the IPO, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description

1.1	Underwriting Agreement, dated April 1, 2019.
4.1	Form of Warrant
4.2	Form of Lock-up Agreement
99.1	Press release dated April 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWERBRIDGE TECHNOLOGIES CO., LTD.

Date: April 4, 2019	By:	/s/ Ban Lor
Ban Lor Chief Executive Officer

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